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EMAIL ADDRESS Gregg.Noel@SKADDEN.COM		PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

February 22, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Waldencast Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted January 22, 2021
CIK No. 0001840199

Ladies and Gentlemen:

This letter sets forth the response of Waldencast Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated February 19, 2021, with respect to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience. For your convenience, we have also set forth the Company’s response to each of the comments immediately below each comment.

The Company has revised the Registration Statement in response to the Staff’s comments. The Company is concurrently filing an amendment to the Registration Statement with this letter.

U.S. Securities and Exchange Commission

February 22, 2021

Draft Registration Statement on Form S-1 Submitted January 22, 2021

Principal Shareholders, page 117

1.	Staff’s Comment: Please revise your tabular disclosure to include the beneficial ownership of your directors, officers, and directors and officers as a group. In your footnote disclosure, please clarify who or which entities exercise control over your sponsor. For example, we note your disclosure in footnote 3 that Messrs. Brousset, Dutra, and Souza participate in voting and investment decisions and your narrative disclosure that your sponsor has three members, Waldencast Ventures, Dynamo Master Fund and Burwell Mountain Trust. Consider whether disclosure should be provided regarding any indirect ownership interests of Messrs. Brousset, Dutra, and Souza in their individual disclosure.

Response: The Company acknowledges the Staff's comment and has revised the Registration Statement accordingly on page 117 to (i) include the beneficial ownership of our directors, officers, and directors and officers as a group and (ii) disclose that Waldencast Ventures, LP and Burwell Mountain Trust, controlled by Michel Brousset and Felipe Dutra, respectively, and Dynamo Master Fund, participate in voting and investment decisions of our sponsor. Dynamo Internacional Gestão de Recursos Ltda., a Brazilian limited company ("Dynamo International") is the investment manager of Dynamo Master Fund. Each of Luiz Orenstein, Bruno Hermes da Fonseca Rudge and Luiz Felipe de Almeida Campos participate in voting and investment decisions of Dynamo International. Other than Waldencast Long-Term Capital LLC, each of the foregoing persons and entities disclaims beneficial ownership of the shares reported herein.

Index to Financial Statements, page F-1

2.	Staff’s Comment: We note you have adopted a December 31 fiscal year end and that your audited results are as of January 12, 2021 and for the period from December 8, 2020 through January 12, 2021. Please tell us how you determined that it is appropriate to include results from different fiscal periods in your audited financial statements.

Response: The Company was formed on December 8, 2020 and remained dormant through December 31, 2020. For the period from December 8, 2020 (inception) through December 31, 2020, there had been no activity since the formation of the entity and no equity shares were issued. The Company commenced operations on January 12, 2021 when the founder shares were issued. Therefore, the balance sheet date of January 12, 2021 is in compliance with Rule 8-02 of the Regulation S-X. The Company has revised relevant disclosures on page F-7 of the Registration Statement accordingly.

Please contact me at (650) 470-4540 should you require further information.

Very truly yours,

/s/ Gregg Noel

Via E-mail:

cc:	Waldencast Acquisition Corp.
Michel Brousset

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Paul Schnell
Michael J. Schwartz